UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


                              FUSHI COPPERWELD, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, (PAR VALUE $0.006 Per Share)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36113E107
 -------------------------------------------------------------------------------
                                  (CUSIP Number)

                                 Gilbert H. Davis
                           Sims Moss Kline & Davis LLP
                         Three Ravinia Drive, Suite 1700
                                Atlanta, GA 30346
                                  (770) 481-7205
      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  MARCH 22, 2012
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              Page 1 of 8 Pages
SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay Resource Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               470,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         470,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     470,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     1.2%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 2 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay II Resource Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               974,200
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         974,200
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     974,200
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     2.6%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 3 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay Resource Partners Offshore Master Fund, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               2,021,602
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         2,021,602
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,021,602
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     5.3%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 4 of 8 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     GMT Capital Corp.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               3,583,102
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         3,583,102
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,583,102
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.4%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

                              Page 5 of 8 Pages


SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Thomas E. Claugus
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            84,000
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               3,583,102
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         84,000
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         3,583,102
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,667,102
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.6%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 6 of 8 Pages


SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------
Explanatory Note:

          This Amendment No. 3 amends and supplements Amendment No. 2 to
          Schedule 13D filed on March 17, 2011 which amended and supplemented Amendment No. 1 to Schedule 13D filed on November 23, 2010 which amended and supplemented the Schedule 13D filed on November 5, 2010. The Reporting Persons previously reported their beneficial ownership of the Common Stock on a Schedule 13G filed October 8, 2010, as amended by Amendment No. 1 thereto filed October 13, 2010 and Amendment No. 2 thereto filed October 27, 2010.


Item 1.   Security and Issuer
          -------------------
          No material changes.


Item 2.   Identity and Background
          -----------------------
          No material changes.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          No material changes except as set forth on Schedule A attached hereto.


Item 4.   Purpose of Transaction
          ----------------------
          No material changes.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          There are no material changes from Amendment No. 2 to Schedule 13D filed by the Reporting Persons on March 17, 2011 except as regards beneficial ownership as indicated on Pages 2 through 6 herein and as provided below.

          The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 38,240,438 Shares outstanding as of March 8, 2012, which is the total number of Shares outstanding as reported in the Issuers Form 10-K filing for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 15, 2012. This Statement is being filed with respect to an aggregate of 3,667,102 Shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------
          No material changes.

-------------------------------------------------------------------------------

                              Page 7 of 8 Pages
SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------


Item 7.   Material to be Filed as Exhibits
          --------------------------------
          No material changes.


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 23, 2012


                                              /s/ George E. Case, III
                                              ----------------------------------
                                              George E. Case, III, as Vice
                                              President of GMT Capital Corp.,
                                              for itself and as the general
                                              partner of (i) Bay Resource
                                              Partners, L.P. and (ii) Bay II
                                              Resource Partners, L.P., and
                                              for the investment manager of
                                              (iii) Bay Resource Partners
                                              Offshore Master Fund, L.P. and
                                              (iv) certain other accounts and
                                              for Thomas E. Claugus


                             Page 8 of 8 Pages

-----------------------------------------------------------------------------



                                Schedule A
                                ----------

             Transactions In The Shares During The Past 60 Days
   -------------------------------------------------------------------------
                         BAY RESOURCE PARTNERS, L.P.
                                  (Bay)

          Date of              No. Shares            Price Per
          Sale                    Sold                 Share
          --------            -------------          ----------
         01/30/2012              13,900                 $8.35
         02/29/2012               4,700                 $8.00
         03/01/2012               5,200                 $8.05
         03/02/2012               4,100                 $7.97
         03/05/2012               3,500                 $7.78
         03/06/2012               6,400                 $7.50
         03/07/2012               4,000                 $7.62
         03/19/2012               2,600                 $7.88
         03/20/2012               6,100                 $7.82
         03/21/2012               2,600                 $7.80
         03/22/2012               5,800                 $7.77

                       BAY II RESOURCE PARTNERS, L.P.
                                (Bay II)

          Date of              No. Shares            Price Per
          Sale                    Sold                 Share
          --------            -------------          ----------
         01/30/2012              28,900                $8.35
         02/29/2012               9,800                $8.00
         03/01/2012              10,600                $8.05
         03/02/2012               8,500                $7.97
         03/05/2012               7,300                $7.78
         03/06/2012              13,300                $7.50
         03/07/2012               8,300	               $7.62
         03/19/2012               5,300	               $7.88
         03/20/2012              12,600	               $7.82
         03/21/2012               5,500	               $7.80
         03/22/2012              12,000                $7.77

              BAY RESOURCE PARTNERS OFFSHORE MASTER FUND, L.P.
                             (Offshore Fund)

          Date of              No. Shares            Price Per
          Sale                    Sold                 Share
          --------            -------------          ----------
         01/30/2012             60,000                $8.35
         02/29/2012             20,300                $8.00
         03/01/2012             21,977                $8.05
         03/02/2012             17,723                $7.97
         03/05/2012             15,100                $7.78
         03/06/2012             27,700                $7.50
         03/07/2012             17,200                $7.62
         03/19/2012             11,100                $7.88
         03/20/2012             26,200                $7.82
         03/21/2012             11,213                $7.80
         03/22/2012             24,928                $7.77

                                  Page A-1


                            GMT CAPITAL CORP.

          Date of              No. Shares            Price Per
          Sale                    Sold                 Share
          --------            -------------          ----------
         01/30/2012             3,500                 $8.35
         02/29/2012             1,200                 $8.00
         03/01/2012             1,300                 $8.05
         03/02/2012             1,000                 $7.97
         03/05/2012               900                 $7.78
         03/06/2012             1,600                 $7.50
         03/07/2012             1,000                 $7.62
         03/19/2012               600                 $7.88
         03/20/2012             1,500                 $7.82
         03/21/2012               700                 $7.80
         03/22/2012             1,500                 $7.77

                           THOMAS E. CLAUGUS
                                (CLAUGUS)

          Date of              No. Shares            Price Per
          Sale                    Sold                 Share
          --------            -------------          ----------

         01/30/2012             2,500                 $8.35
         02/29/2012               800                 $8.00
         03/01/2012               900                 $8.05
         03/02/2012               800                 $7.97
         03/05/2012               600                 $7.78
         03/06/2012             1,200                 $7.50
         03/07/2012               700                 $7.62
         03/19/2012               500                 $7.88
         03/20/2012             1,100                 $7.82
         03/21/2012               500                 $7.80
         03/22/2012             1,000                 $7.77


          All of the above transactions were open market sales on the NASDAQ National Market System.


                                  Page A-2


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